Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On October 31, 2011, Nalco Holding Company (“Nalco”) began distributing the following communication from Douglas M. Baker, Jr. relating to the proposed merger between Nalco and Ecolab Inc. to employees of Nalco.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

October 31, 2011

To:  All Ecolab and Nalco Employees

I am pleased to announce the new senior executive team that will lead the new Ecolab, following the closing of the merger. I look forward to building our company as chairman and CEO of the new organization, in partnership with this exceptional leadership team. All of these talented individuals bring strong and deep experience to their roles, and share a common vision for how our new company will succeed and grow.

President of Ecolab – Erik Fyrwald will be president of Ecolab, reporting to me.  His responsibilities will include Water and Process Services, Energy Services, Integration, IT and Safety. Erik has led Nalco as chairman and CEO since 2008. Prior to that, Erik had a 27-year career at DuPont, where he last led the Agriculture and Nutrition division and earlier served in a number of DuPont global leadership roles in various business units, including a four-year assignment in Asia.

Business Units and Integration

Global Food & Beverage and Asia Pacific Latin America:  Tom Handley will be senior executive vice president and president, reporting to me.  Tom will be responsible for the $1.6 billion global Food & Beverage and Textile Care N.A. businesses and the Asia Pacific and Latin America regions which will have total sales of more than $2.0 billion. Prior to joining Ecolab in 2003, Tom spent 22 years at Procter & Gamble, serving in general management assignments in Asia and Mexico for nine years.  He began his business career managing restaurants for Six Flags in Los Angeles.

Global Water and Process Services (WPS):  David Flitman will be executive vice president and president, reporting to Erik Fyrwald.   He will be responsible for the $2.6 billion WPS global business.  Dave has led the Water and Process Services business since he joined Nalco in 2008.  Prior to that, he was president of Allegheny Power. Dave also held a variety of functional and business leadership positions during a nearly 20-year career at DuPont, where he last served as global business director for the Nonwovens Business Group.

Global Energy Services:  Steve Taylor will be executive vice president and president, reporting to Erik Fyrwald.  He will be responsible for the $1.8 billion Energy Services businesses globally.  Steve has led Nalco’s Energy Services Division since 2007, after a series of leadership roles in the Division.  He joined Nalco in 1994 via the Nalco/Exxon joint venture, which he joined in 1983.

Institutional:  Mike Hickey will be executive vice president and president, reporting to me.  Mike will have responsibility for the $1.6 billion Institutional North America businesses.  During his 26 years at Ecolab, Mike has held a range of key executive positions, including executive vice president of the Global Service Sector, senior vice president and general manager of multiple operating units as well as senior vice president of Global Business Development.  He also has held a number of key sales, marketing and manager positions.  He began his career with Ecolab as a territory manager.

Global Services & Specialty:  Jim Miller will be executive vice president and president, reporting to me.   Jim will have responsibility for the global $1.3 billion Services & Specialty businesses.  These businesses include our Quick Service Restaurant, Food Retail, Pest Elimination, Kitchen Equipment Repair, EcoSure Food Safety Audit, Food Safety Solutions, Small Business Solutions and Vehicle Care.  Jim has been with Ecolab for 15 years and has led the Institutional North America Division and earlier served as Ecolab’s head of Emerging Businesses and Corporate and Institutional Marketing.  He previously held leadership positions at Minute Maid and General Mills.

Global Specialty:  Bobby Mendez will be executive vice president and president, reporting to Jim Miller.  He will have responsibility for the $600 million global Specialty businesses. In his 30 years at Ecolab, Bobby has held management roles in international, institutional, food and beverage, consumer sales and janitorial services divisions. His background includes experience in food processing and production. Prior to joining Ecolab, Bobby was the general manager of a premier hotel resort in Puerto Rico and the Virgin Islands.

Global Healthcare:  Susan Nestegard will be executive vice president and president, reporting to me.  She will have responsibility for the $500 million global healthcare businesses.  Susan joined Ecolab in 2003 and until 2008 served as senior vice president of Research, Development & Engineering and chief technical officer. Prior to joining Ecolab, she was with 3M for 20 years holding key roles in product and process development, project leadership, technical and business management.

Global Integration:  Christophe Beck will be executive vice president and president, Global Integration.  Earlier, Christophe led Ecolab’s Institutional Sector and headed up corporate marketing and strategy when he joined the company in 2007.  Prior to joining Ecolab, Christophe led European corporate sales at Nestlé after having run major regional and global consumer branded businesses such as Maggi and Buitoni. Earlier in his career, Christophe also worked for the European Space Agency.

Regions

The regional business units include Institutional, Pest Elimination, and Textile Care and infrastructure for the region for all global businesses including Energy, WPS, F&B, Healthcare and QSR.

Europe, Middle East and Africa (EMEA):  Phil Mason will be executive vice president and president, reporting to me.   Phil will have responsibility for the EMEA region.  Earlier, he served as President, International Sector.   During his 30-year tenure with Ecolab, Phil has held a number of key roles in various geographies and functions.  He also served as president of HPR Partners for HAVI Group, LP, overseeing foodservice distribution and food processing businesses in the U.S. and Asia, and gained early career experience at Gerber Products.

Asia Pacific:  Eric Melin will be executive vice president and president, reporting to Tom Handley.   He will have responsibility for the Asia Pacific region.  Prior to joining Nalco in 2008, Eric was the chief operating officer and president of Isola Corporation, a global developer of high-performance materials used in electronic systems. He had previously spent 24 years with DuPont, with his last assignment being vice president and general manager for DuPont’s Automotive Refinish Systems.

Latin America:  Jim White will be executive vice president and president, reporting to Tom Handley.  He will have responsibility for the Latin America region. Jim joined Ecolab in 2005 as senior vice president of Strategic Planning. He was president of EMEA from 2007 to 2010. Since July 2010 he has led Ecolab’s Asia Pacific & Latin America Sector.  Prior to Ecolab, Jim was the president of the U.S. Consumer Products Division of International Multifoods.  In addition, he worked for nine years in a succession of management positions for The Pillsbury Company.

Functions:

Chief Financial Officer:  Steve Fritze will continue as our chief financial officer, reporting to me.  During his 31-year tenure at Ecolab, Steve has held a variety of finance leadership positions in the areas of corporate control and treasury, division finance, and he has served as acting chief information officer.  Prior to joining Ecolab, Steve was with IBM.

General Counsel and Secretary:  Jim Seifert will be executive vice president, general counsel and secretary, reporting to me.  He will have responsibility for Law, Regulatory Affairs and Government Relations.  Jim has served as Ecolab’s general counsel since 2010. Previously, Jim served as vice president, general counsel and corporate secretary for Bemis Company.  He also held various law-related positions with The Toro Company, Tennant Company and American Hoist and Derrick.  Jim is a registered patent attorney and also has served as a federal public defender, a legal aid attorney, taught several years at the William Mitchell College of Law and served in the Minnesota House of Representatives.

Chief Technical Officer:  Dr. Larry Berger will be executive vice president and chief technical officer (CTO), reporting to me.  Larry joined Ecolab in 2008 as CTO. Previously Larry had a 22-year career at DuPont where he held senior leadership roles in technology, business development, Corporate Ventures and led new business start-ups across multiple platforms.

Chief Supply Chain Officer:  Greg Temple will be executive vice president and chief supply chain officer, reporting to me.  Greg joined Ecolab earlier this year, bringing 25 years of global supply chain experience.  Before joining Ecolab, he led the supply chain function at Avery Dennison, a global manufacturing company.  He joined Avery Dennison from The Clorox Company, where he spent 16 years in a variety of product supply positions, and also had general management responsibilities.

Chief Information Officer:  Stewart McCutcheon will be senior vice president and chief information officer, reporting to Erik Fyrwald.  Stewart has been Nalco’s chief information officer since joining the company in 2009 and recently his responsibilities were expanded to include Nalco’s GetFIT productivity initiative.  Prior to joining Nalco, Stewart served as chief executive officer for Acsis, Inc.  Earlier he served as the chief operating officer and chief technology officer for Elemica, Inc. and served in various professional and managerial roles in DuPont.

Human Resources:  Mike Meyer will be executive vice president, Human Resources, reporting to me.   Prior to joining Ecolab in 2007, Mike spent 24 years with Abbott Laboratories, where he held numerous positions of increasing responsibility in Human Resources. He also led a medical device business in Latin America and Canada.

Global Marketing & Communications:  Heidi Thom will be senior vice president, Global Marketing & Communications, reporting to me.  Prior to joining Ecolab in 2009, she led marketing, new product and business development, brand building and communications for several large organizations.  Previous roles include senior vice president of marketing for Capella University, vice president of marketing and business development for Land O’ Lakes and vice president of Frozen Foods for The Pillsbury Company.

Corporate Development:  Angela Busch will be senior vice president, Corporate Development, reporting to me. Prior to joining Ecolab in 2006, Angela held several positions related to strategy development and acquisition work at RBC Capital Markets, Honeywell and Land O’ Lakes.  Earlier she was a management consultant at McKinsey & Company.  She began her career as an engineer with ADC Telecommunications.

Safety:  Hasana Sisco will be vice president of Global Safety, Health and Environment (SHE), reporting to Erik Fyrwald.  Hasana was Senior Director, Global Safety, Health and Environment and Responsible Care for Nalco and spent the last 16 years in various leadership roles within the safety, environment and product regulatory organizations and prior to that in international marketing and export sales. She began her career at Nalco as a research chemist in 1987. Prior to joining Nalco, Hasana was a chemist for Stepan Company.

Other talented and highly valuable senior leaders have important roles in the new company and will play a vital part in our future success:

Integration:  Mary Kay Kaufmann will be vice president of Integration, reporting to Christophe Beck.  She will have accountability for corporate accounts, field sales and growth strategy.  She also will lead the Lean Six Sigma department and the GetFIT productivity initiative.  Most recently, she was Nalco’s chief marketing officer and group vice president, Commercial Operations for Water and Process Services (WPS) Americas.  Previously, she was division president of the Industrial and Institutional Services Division and served in leadership roles in several business units within Nalco, including WPS, Water, Waste Treatment and Food & Beverage.

Europe Water and Process Services:  David Johnson will be executive vice president, Europe Water and Process Services, reporting to David Flitman.  He had been executive vice president and president, EAME, since June 2007 and previously managed the Global Downstream Business of Energy Services. Prior to that, David worked in various international management positions within Energy Services.  Earlier, David worked as a scientific investigator in hydrocarbons research.  He began his career at Nalco in 1978.

Associate General Counsel, Water and Energy Services:  Stephen Landsman will be associate general counsel supporting Water and Energy Services, reporting to Jim Seifert.  Steve had been vice president, general counsel and corporate secretary for Nalco.  Earlier, he had been deputy general counsel and division vice president, Mergers and Acquisitions.

Total Rewards, Human Resources Service Delivery & Technology and Strategy:  Laurie Marsh will be vice president of Total Rewards, Human Resources Service Delivery & Technology and Strategy, reporting to Mike Meyer.  Earlier Laurie was vice president, Human Resources for Nalco. She has held positions of increasing responsibility in Human Resources during her 20 years with the company.

Chief Technology Officer, Water and Energy Services:  Manian Ramesh will be chief technology officer, Water and Energy Services, reporting to Larry Berger.   Mani was Nalco’s chief technology officer.  Earlier he served as corporate vice president for Research and Development and held leadership positions in Water, Process and Core Technologies.

Rob Tabb, Ecolab’s current chief information officer, will retire sometime next year, as he had previously indicated, but will work on key projects until then.  Kathryn Mikells, Nalco’s current chief financial officer, will help take our new company through the transition, and then plans to leave to pursue other interests.

There are several levels to leadership and all are critical to our ability to achieve the full potential of our new organization.  Over the next several weeks, our leaders will finalize their respective teams and announce the next two levels of management for the new Ecolab.  They will select the people who best fit these positions based on experience, skill match and potential. The process they are using to select our new team is thorough and thoughtful.  Their goal is to make the right decisions that are in the best long-term interests of our company.

By naming our senior leadership team today, we are one important step closer to becoming a unified company that delivers exceptional results for all of our stakeholders, including a great future for our people.

Doug Baker

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.